                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                          Koll Real Estate Group, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.05 per share
                         (Title of Class of Securities)


                                   50043430 3
                                 (CUSIP Number)

                                William A. Austin
                                 General Counsel

                      ING Baring (U.S.) Capital Corporation
                              135 East 57th Street
                            New York, New York 10022
                               Tel. (212) 409-6155

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             John T. O'Connor, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5548


                                September 2, 1997
             (Date of Event Which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                  SCHEDULE 13D

CUSIP NO.:  50043430 3

(1)      NAME OF REPORTING PERSON: ING Baring (U.S.) Capital Corporation

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               [ ]

         (b)               [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:        1,666,943

         (8)      SHARED VOTING POWER:       -0-

         (9)      SOLE DISPOSITIVE POWER:   1,666,943

         (10)     SHARED DISPOSITIVE POWER:  -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   1,666,943

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  13.95%

(14)     TYPE OF REPORTING PERSON:  CO


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ITEM 1.           SECURITY AND ISSUER.

                  The class of equity securities to which this Statement on
Schedule 13D (the "Statement") relates is the common stock, par value $0.05 per share (the "Common Stock"), of Koll Real Estate Group, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 4343 Von Karman Avenue, Newport Beach, California 92660.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed by ING Baring (U.S.) Capital Corporation, a Delaware corporation (the "Reporting Person"). The principal executive office of the Reporting Person is located at 667 Madison Avenue, New York, New York 10021. The principal business of the Reporting Person is financial services.

                  The Reporting Person is a wholly owned subsidiary of ING Baring (U.S.) Financial Holdings Corporation ("Baring Holdings") a Delaware corporation with its principal executive office located at 667 Madison Avenue, New York, New York 10021. Baring Holdings is a holding company with subsidiaries engaged principally in the financial services business.

                  Baring Holdings is a wholly owned subsidiary of ING (U.S.) Financial Holdings Corporation ("U.S. Holdings"). U.S.
Holdings is a Delaware corporation and its principal executive office is located at 135 East 57th Street, New York, New York
10022.

                  U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands. INB is engaged principally in the financial services business. The principal executive office of INB is located at De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands.

                  INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. The principal executive office of ING is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

                  Information regarding the directors and executive officers of the Reporting Person, Baring Holdings, U.S. Holdings, INB and ING is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of the Reporting Person are citizens of the United States.

                  During the last five years, none of (i) the Reporting Person,
(ii) Baring Holdings, (iii) U.S. Holdings, (iv) INB,


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(v) ING nor (vi) to the best knowledge of the Reporting Person, any of the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No cash was required to be paid by the Reporting Person in consideration of the issuance of the 1,666,943 shares of Common Stock to the Reporting Person on September 2, 1997. Such shares were issued by the Company under and pursuant to a plan of reorganization (the "Plan") filed by the Company under Chapter 11 of the United States Bankruptcy Code on July 14, 1997. The Plan was confirmed by the United States Bankruptcy Court for the District of Delaware on August 19, 1997 and became effective on September 2, 1997. Pursuant to the Plan, the Company agreed, among other things, to exchange all of its outstanding debentures and all of its outstanding Class A Common Stock ("Class A Stock") for Common Stock.

                  Under the Plan, the Company exchanged 56 shares of Common Stock for each $1,000 in principal amount of the 12% Senior Subordinated Pay-In-Kind Debentures due March 15, 2002 ("Senior Debentures") and 28 shares of Common Stock for each $1,000 in principal amount of the outstanding 12% Subordinated Pay-In-Kind Debentures due March 15, 2002 ("Subordinated Debentures") that were outstanding as of March 15, 1997, and 1 share of Common Stock for each 100 shares of Class A Stock that were outstanding.

                  Pursuant to the Plan, holders of Senior Debentures and/or Subordinated Debentures and Class A Stock on September 2, 1997 received shares of Common Stock in exchange for releasing the Company from its obligations under the debentures and the Class A Stock. The Reporting Person received 1,666,943 shares of Common Stock from the Company under this Plan in exchange for its release of the Company from its obligations to the Reporting Person under the $25,636,326 principal amount of Senior Debentures (1,435,634 shares of Common Stock), the $8,207,441 principal amount of Subordinated Debentures (229,808 shares of Common Stock) and the $150,000 of Class A Stock (1,500 shares of Common Stock) held by the Reporting Person on September 2, 1997.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The purpose of the Reporting Person's acquisition of the shares of Common Stock referred to above is for investment purposes.


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                  The Reporting Person has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D. The Reporting Person may, however, purchase additional shares or dispose of some or all of its shares of the Common Stock of the Company. In determining whether to purchase additional shares or to dispose of its shares, the Reporting Person intends to consider and review various factors on a continuous basis, including among other things, the Company's financial condition, business and prospects, other developments concerning the Company, other investment and business opportunities available to the Reporting Person, developments with respect to the Reporting Person's business, and general economic, monetary and stock market conditions.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the close of business on September 2, 1997, the Reporting Person was the beneficial owner of 1,666,943 shares of Common Stock of the Company, which constitute in the aggregate 13.95% of the shares of Common Stock outstanding.

                  Except as described in the preceding paragraph, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons referred to in Schedule I attached hereto, beneficially owns any shares of Common Stock.

                  (b) The Reporting Person has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it.

                  (c) Except as described in paragraph (a) above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons referred to in Schedule I attached hereto, has effected any transactions in the Common Stock during the past 60 days.

                  (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

                  (e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described herein, neither the Reporting Person nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.


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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None


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                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 1997


                                           ING BARING (U.S.) CAPITAL CORPORATION

                                                   By:  /s/ William A. Austin
                                                        ------------------------
                                                        Name:  William A. Austin
                                                        Title: General Counsel


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                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

                  Set forth below is the name and position of each of the executive officers and directors of (i) the Reporting Person, (ii) Baring Holdings, (iii) U.S. Holdings, (iv) INB and (v) ING.

                  Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of the Reporting Person, Baring Holdings, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of the United States, except for the senior management of INB and ING, who are citizens of The Netherlands.

                  The business address of each person at the Reporting Person and Baring Holdings is 667 Madison Avenue, New York, New York 10021 and the business address of each person at U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

                      ING BARING (U.S.) CAPITAL CORPORATION

Management

Lane C. Grijns                        Director, Chairman
Wietze Prinsen                        Director

Officers

Wietze Prinsen                        President
Elizabeth Seal                        Chief Financial Officer
Joseph Kaminsky                       Senior Vice President
William A. Austin                     General Counsel

                ING BARING (U.S.) FINANCIAL HOLDINGS CORPORATION

Management

Lane C. Grijns                        Director, Chairman
Wietze Prinsen                        Director

Officers

Wietze Prinsen                        President
Elizabeth Seal                        Chief Financial Officer
Joseph Kaminsky                       Senior Vice President
William A. Austin                     General Counsel


                               Page 8 of 10 Pages
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                  ING (U.S.) FINANCIAL HOLDINGS CORPORATION

Management

Lane C. Grijns                Director
Bart Staal                    Director
H. Lindenbergh                Director (Citizen of The Netherlands)
M. Minderhoud                 Director, Chairman (Citizen of The Netherlands)

Officers

Lane C. Grijns                President
Bart Staal                    Executive Vice President
Elizabeth Seal                Chief Financial Officer
Joseph Kaminsky               Senior Vice President
William A. Austin             General Counsel

                                  ING BANK N.V.

Board of Directors

J. Kamminga                   Chairman
J.W. Berghuis                 Vice Chairman
P.E. van der Heijden
O.H.A. van Royen
G. Verhagen

Executive Officers

G.J.A. van der Lugt           Chairman
J.H.M. Lindenbergh            Member
C. Maas                       Member
M. Minderhoud                 Member

                                 ING GROEP N.V.

Board of Directors

J.H. Choufoer                 Chairman
T.C. Braakman                 Vice-Chairman
Mrs. L.A.A. van den Berghe
J.W. Berhuis
P.F. van der Heijden
J. Kamminga
O.H.A. van Royen
J.J. van Rijn
G. Verhagen
M. Ververs


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Executive Officers

A.G. Jacobs                          Chairman
G.J.A. van der Lugt                  Vice-Chairman
J.H. Holsboer
F. Kist
J.H.M. Lindenbergh
C. Maas
M. Minderhoud
A.H.J. Rinnooy Kan


                               Page 10 of 10 Pages